SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Condensed quarterly information for the period ended March 31, 2024 and independent auditors' review report

(Free Translation into English from the Original Previously Issued in Portuguese.)

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Report on the review of interim financial information (ITR)

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting, and for the consolidated interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the "Company") included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2024, which comprises the statement of financial position as at March 31, 2024 and the related statements of profit or loss, comprehensive income (loss), changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB), such as for the presentation of these information in accordance with the standards issued by CVM - Brazilian Securities Commission, applicable to the preparation of Quarterly Information – (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of value added

The interim information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended March 31, 2024, prepared under responsibility of Company's management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed together with the review of the quarterly information, to reach a conclusion on whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that those statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in that standard and consistently with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 8, 2024

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Original report in Portuguese signed by
Fernando Rodrigues Nascimento

Accountant CRC 1SP244524/O-1

Braskem S.A.

Statement of interim financial as of March 31, 2024
All amounts in millions of reais

Assets	Note	Consolidated Mar/24	Consolidated Dec/23	Parent company Mar/24	Parent company Dec/23
Current assets					
Cash and cash equivalents	4	14,215	14,187	7,479	8,658
Financial investments	5	3,960	4,956	3,795	4,812
Trade accounts receivable	6	3,371	2,910	3,186	2,971
Inventories	7	13,256	12,532	10,063	9,263
Taxes recoverable	9	1,280	1,461	615	783
Recoverable income taxes		531	428	297	223
Derivatives	18.2	118	137	30	70
Other receivables		722	830	486	610
		37,453	**37,441**	**25,951**	**27,390**
Non-current assets held for sale	1	633		258	
		38,086	**37,441**	**26,209**	**27,390**
Non-current assets					
Taxes recoverable	9	1,408	1,370	1,096	1,073
Recoverable income taxes		295	292	295	292
Deferred tax assests	20(c)	7,290	6,443	6,642	5,846
Judicial deposits		171	178	173	169
Derivatives	18.2	239	210	104	132
Other receivables		313	309	135	119
Investments	10	164	165	23,017	21,909
Property, plant and equipment	11	38,870	38,405	16,347	16,430
Intangible assets	12	3,119	3,108	2,576	2,576
Right of use of assets	13(a)	3,587	3,820	2,023	2,175
		55,456	**54,300**	**52,408**	**50,721**
Total assets		**93,542**	**91,741**	**78,617**	**78,111**

The notes are an integral part of the interim financial statements.

All amounts in millions of reais

		Consolidated		Parent company	
Liabilities and shareholders' equity	**Nota**	**Mar/24**	**Dec/23**	**Mar/24**	**Dec/23**
Current liabilities					
Trade payables	14	14,899	13,221	15,055	13,231
Borrowings and debentures	15	1,467	2,029	1,321	1,435
Braskem Idesa borrowings	16	747	739		
Derivatives	18.2	108	58	3	
Payroll and related charges		1,013	828	696	599
Taxes payable	19	435	387	382	319
Income taxes payable		126	11		
Sundry provisions	21	1,113	1,282	1,078	1,197
Accounts payable to related parties	8(b)			2,136	1,252
Provision - geological event in Alagoas	23	2,602	2,759	2,602	2,759
Lease	13(b)	948	978	529	538
Other payables		2,495	2,202	1,494	1,556
		25,953	**24,494**	**25,296**	**22,886**
Non-current liabilities held for sale	1	184			
		26,137	**24,494**	**25,296**	**22,886**
Non-current liabilities					
Borrowings and debentures	15	41,219	40,207	8,334	8,245
Braskem Idesa borrowings	16	11,183	10,511		
Derivatives	18.2	182	141		
Taxes payable	19	278	206	57	
Accounts payable to related parties	8(b)			35,587	35,886
Loan from non-controlling shareholders of Braskem Idesa	8(a)	2,646	2,490		
Deferred tax liabilities	20(c)	1,800	1,677		
Post-employment benefits		573	567	369	369
Provision for losses on subsidiaries	10(b)			1	13
Legal provisions	22.1	760	1,095	760	1,089
Sundry provisions	21	699	943	668	887
Provision - geological event in Alagoas	23	2,296	2,481	2,296	2,481
Lease	13(b)	2,813	2,955	1,684	1,791
Other payables		588	695	482	472
		65,037	**63,968**	**50,238**	**51,233**
Shareholders' equity	24				
Capital		8,043	8,043	8,043	8,043
Capital reserve and treasury shares		33	27	33	27
Additional paid in capital		(488)	(488)	(488)	(488)
Other comprehensive income		(424)	(852)	(424)	(852)
Accumulated losses		(4,081)	(2,738)	(4,081)	(2,738)
Total attributable to the Company's shareholders		3,083	3,992	3,083	3,992
Non-controlling interest in subsidiaries		(715)	(713)		
		2,368	**3,279**	**3,083**	**3,992**
Total liabilities and shareholders' equity		**93,542**	**91,741**	**78,617**	**78,111**

The notes are an integral part of the interim financial statements.

Statement of profit or loss as of March 31, 2024

All amounts in millions of reais, except earnings (loss) per share

		Consolidated		Parent Company	
	Nota	Mar/24	Mar/23	Mar/24	Mar/23
Net revenue	26	**17,920**	**19,446**	**12,054**	**13,632**
Cost of products sold	27	(16,709)	(18,461)	(11,872)	(13,702)
Gross (loss) profit		**1,211**	**985**	**182**	**(70)**
Income (expenses)					
Selling and distribution	27	(460)	(477)	(242)	(281)
Loss for impairment of trade accounts receivable and others from clients	27	(43)	(13)	(43)	(17)
General and administrative	27	(652)	(616)	(413)	(440)
Research and development	27	(106)	(94)	(44)	(46)
Results from equity investments	10(c)	(5)	13	643	950
Other income	27	141	872	127	843
Other expenses	27	(127)	(174)	(93)	(195)
Profit (loss) before financial results and taxes		**(41)**	**496**	**117**	**744**
Financial results	28				
Financial expenses		(1,386)	(1,332)	(1,321)	(1,165)
Financial income		427	361	335	234
Derivatives and exchange rate variations, net		(1,071)	619	(1,118)	143
		(2,030)	**(352)**	**(2,104)**	**(788)**
Profit (loss) before income tax		**(2,071)**	**144**	**(1,987)**	**(44)**
Income taxes	20(a)	681	98	642	228
Net profit (loss) for the period		**(1,390)**	**242**	**(1,345)**	**184**
Attributable to:					
Company's shareholders		(1,345)	184	(1,345)	184
Non-controlling interest in subsidiaries		(45)	58		
Net profit (loss) for the period		**(1,390)**	**242**	**(1,345)**	**184**
Earnings per share - basic and diluted - R$	25				
Basic					
Common		(1.6876)		(1.6876)	
Preferred shares class "A"		(1.6876)	0.5348	(1.6876)	0.5348
Preferred shares class "B"		(1.6876)	0.5347	(1.6876)	0.5347
Diluted					
Common		(1.6876)		(1.6876)	
Preferred shares class "A"		(1.6876)	0.5338	(1.6876)	0.5338
Preferred shares class "B"		(1.6876)	0.6057	(1.6876)	0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of other comprehensive income as of March 31, 2024
All amounts in millions of reais

	Note	Consolidated Mar/24	Consolidated Mar/23	Parent Company Mar/24	Parent Company Mar/23
Net profit (loss) for the period		**(1,390)**	**242**	**(1,345)**	**184**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes			104		104
Fair value of cash flow hedge from jointly-controlled, net of taxes			(4)		(4)
			100		100
Exchange variation of foreign, net of taxes	18.3 (a.i)	(304)	667	(304)	667
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.3 (a.ii)	220	646	165	485
		(84)	1,313	(139)	1,151
Foreign subsidiaries currency translation adjustment		508	(1,018)	561	(939)
Total		**424**	**395**	**422**	**312**
Total other comprehensive income for the period		**(966)**	**637**	**(923)**	**496**
Attributable to:					
Company's shareholders		(923)	496		
Non-controlling interest in subsidiaries		(43)	141		
Total other comprehensive income for the period		**(966)**	**637**		

The notes are an integral part of the interim financial statements.

Statement of changes in equity

All amounts in millions of reais

													Parent company and Consolidated
	Attributed to shareholders' interest												Total
		Capital Reserve and Treasury Shares			Profit reserves					Retained	Total		shareholders'
			Long-term					Additional	Other	earnings	Braskem	Non-controlling	equity
		Treasury	incentive	Capital	Legal	Tax	Retention	paid in	comprehensive	(Accumulated	shareholders'	interest in	(net capital
	Capital	shares	plans	transactions	reserve	incentive	of profits	capital	income	losses)	interest	subsidiaries	deficiency)
At January 1, 2023	8,043	(28)	39	6	473	1,127	226	(488)	(2,076)		7,322	(1,214)	6,108
Comprehensive income for the period:													
Net profit for the period										184	184	58	242
Exchange variation of foreign sales hedge, net of taxes									1,151		1,151	162	1,313
Fair value of cash flow hedge, net of taxes									100		100		100
Foreign subsidiaries currency translation adjustment									(942)		(939)	(79)	(1,018)
									311	184	496	141	637
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes									(7)	7			
Exchange variation in hyperinflationary economy, net of taxes									11		11		11
									4	7	11		11
Contributions and distributions to shareholders:													
Proceeds from sale of non-controlling interests												316	316
Non-controlling interest in acquired entity												37	37
Other									(2)		(2)		(2)
Addition by company acquisition												51	51
Proposed dividends												(5)	(5)
									(2)		(2)	398	396
Balances at March 31, 2023	8,043	(28)	39	6	473	1,127	226	(488)	(1,763)	191	7,826	(674)	7,152
At January 1, 2024	8,043		37	(10)				(488)	(852)	(2,738)	3,992	(713)	3,279
Comprehensive income for the period:													
Loss for the period										(1,345)	(1,345)	(45)	(1,390)
Exchange variation of foreign sales hedge, net of taxes									(139)		(139)	55	(84)
Foreign currency translation adjustment									561		561	(53)	508
									422	(1,345)	(923)	(43)	(966)
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes									(2)	2			
Long term incentive plan			6								6		6
Exchange variation in hyperinflationary economy, net of taxes									8		8		8
			6						6	2	14		14
Contributions to shareholders:													
Capital increase												41	41
												41	41
Balances at March 31, 2024	8,043		43	(10)				(488)	(424)	(4,081)	3,083	(715)	2,368

The notes are an integral part of the interim financial statements.

Statement of cash flows as of March 31, 2024

All amounts in millions of reais

	Note	Consolidated		Parent company	
		Mar/24	Mar/23	Mar/24	Mar/23
(Loss) profit before income tax		(2,071)	144	(1,987)	(43)
Adjustments for reconciliation of profit or loss					
Depreciation and amortization	27	1,229	1,230	801	851
Results from equity-accounted investees	10(c)	5	(13)	(643)	(950)
Interest foreign exchange loss		2,190	12	1,974	682
(Reversals) Provisions, net	23	(118)	(245)	(104)	(175)
Provision geological event in Alagoas		38	103	38	103
Loss for impairment of trade accounts receivable and others		43	13	43	17
Gain/loss on sale or property, plant and equipment		(3)	2	(6)	2
		1,313	1,246	116	488
Changes in operating working capital					
Financial investments		1,047	(1,456)	1,135	(1,405)
Trade accounts receivable		(470)	(1,166)	(258)	(744)
Inventories		(526)	560	(770)	142
Taxes recoverable		347	184	120	162
Prepaid expenses					
Other receivables		88	(33)	104	128
Trade payables		1,388	432	1,854	(18)
Taxes payable		(104)	94	123	110
Sundry provisions		(486)	(579)	(767)	(537)
Geological event in Alagoas	23	(437)	(681)	(437)	(681)
Other payables		277	(46)	350	187
Cash generated from (used in) operations		**2,437**	**(1,444)**	**1,570**	**(2,168)**
Interest paid		(1,408)	(1,173)	(181)	(156)
Income taxes paid		(64)	(185)	(53)	(43)
Net cash generated from (used in) operating activities		**965**	**(2,802)**	**1,336**	**(2,367)**
Proceeds from the sale of fixed and intangible assets			1		1
Proceeds from the sale of investments of non-controlling interest			316		
Additions to investments in subsidiaries			(78)		(1,107)
Acquisitions to property, plant and equipment and intangible assets		(870)	(1,164)	(603)	(863)
Cash effect of non-current assets held for sale		(1)			
Net cash used in investing activities		**(871)**	**(925)**	**(603)**	**(1,969)**
Borrowings and debentures					
Issued		319	5,671	244	528
Payments		(612)	(1,676)	(529)	(37)
Braskem Idesa borrowings					
Issued		248			
Payments			(63)		
Related parties					
Issued				11	5,169
Payments				(1,483)	(1,217)
Lease		(234)	(252)	(155)	(138)
Proceeds from non-controlling capital contributions		15	37		
Net cash generated from (used in) financing activities		**(264)**	**3,717**	**(1,912)**	**4,305**
Exchange variation on cash of foreign subsidiaries		198	(73)		
Increase (decrease) in cash and cash equivalents		**28**	**(83)**	**(1,179)**	**(31)**
Represented by					
Cash and cash equivalents at the beginning of the period		14,187	12,466	8,658	4,187
Cash and cash equivalents at the end of the period		14,215	12,383	7,479	4,156
Increase (decrease) in cash and cash equivalents		**28**	**(83)**	**(1,179)**	**(31)**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added as of March 31, 2024
All amounts in millions of reais

	Consolidated		Parent company	
	Mar/24	Mar/23	Mar/24	Mar/23
Revenue	**20,883**	**23,101**	**14,995**	**17,205**
Sale of goods, products and services	20,861	22,297	14,960	16,454
Other (expenses) income, net	65	817	78	768
Loss for doubtful accounts	(43)	(13)	(43)	(17)
Inputs acquired from third parties	**(17,061)**	**(19,437)**	**(12,394)**	**(14,863)**
Cost of products, goods and services sold	(16,398)	(18,768)	(12,007)	(14,471)
Material, energy, outsourced services and others	(656)	(661)	(389)	(382)
Loss (Gain) of assets	(7)	(8)	2	(10)
Gross value added	**3,822**	**3,664**	**2,601**	**2,342**
Depreciation, amortization and depletion	(1,229)	(1,230)	(801)	(851)
Net value added produced by the Company	**2,593**	**2,434**	**1,800**	**1,491**
Value added received in transfer	**703**	**1,652**	**1,094**	**1,486**
Results from equity investments	(5)	13	643	950
Financial income	708	1,639	451	536
Total value added to distribute	**3,296**	**4,086**	**2,894**	**2,977**
Personnel	**588**	**589**	**338**	**339**
Direct compensation	474	476	258	261
Benefits	91	89	56	54
FGTS (Government Severance Pay Fund)	23	24	24	24
Taxes, fees and contribuitions	**1,250**	**1,171**	**1,279**	**1,015**
Federal	(273)	231	(240)	96
State	1,502	902	1,502	902
Municipal	21	38	17	17
Remuneration on third parties' capital	**2,848**	**2,084**	**2,622**	**1,439**
Financial expenses	2,732	1,991	2,551	1,323
Rentals	116	93	71	116
Remuneration on own capital	**(1,390)**	**242**	**(1,345)**	**184**
Profit for the period	(1,345)	184	(1,345)	184
Non-controlling interest in subsidiaries	(45)	58		
Value added distributed	**3,296**	**4,086**	**2,894**	**2,977**

The notes are an integral part of the interim financial statements.

Summary of Notes

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Non-current assets held for sale

In March 2024, the Company met the criteria for classifying non-current assets as held for sale in the total amount of R$ 633. The Company also classified liabilities directly associated with non-current assets classified as held for sale in the amount of R$ 184. From this amount, R$581 classified as assets and 184 as liabilities refer to investments in the subsidiary Cetrel S.A. ("Cetrel") and R$ 52 classified as assets refer to a land owned by Braskem América.

Cetrel provides environmental solutions in water, effluents and reuse, incineration of hazardous industrial waste, management and remediation of contaminated areas, environmental monitoring and environmental data management.

The Company is evaluating the sale of its interest in Cetrel aiming to enhance its potential growth as long as the operational safety conditions at the Camaçari Petrochemical Complex in Bahia are maintained.

All amounts in millions Reais, except as otherwise stated

Non-current assets held for sale related to the investment in Cetrel are measured by the carrying amount and are demonstrated below:

	Mar/2024
Cash and cash equivalents	1
Financial investments	79
Trade accounts receivable	54
Deferred income tax and social contribution	54
Property, plant and equipment	352
Other assets	41
Non-current assets classified as held for sale	**581**
Trade payables	(9)
Borrowings	(77)
Provisions and claims	(23)
Deferred income tax and social contribution	(6)
Other liabilities	(69)
Liabilities directly associated with non-current assets classified as held for sale	**(184)**
Cetrel's total equity	397
Eliminated transaction on consolidated position	8
Non-controlling interests	(147)
Non-current assets classified as held for sale (parent company)	**258**
Additional paid in capital (i)	488
Total group of assets from Cetrel held for sale	**746**

(i) Refers to the difference between the consideration given and the aggregate book value of the assets and liabilities acquired on acquisition date of Cetrel, recorded in Braskem's equity due to the adoption of the predecessor accounting policy in 2017, arising from the business combination of entities under common control. The amounts are part of the cost of acquisition of the investment in Cetrel and, therefore, will be written off upon the sale of non-current assets held for sale.

The profit generated by Cetrel's investment in the period before its classification as non-current asset held for sale, were included in the statement of profit or loss and are shown below:

	Mar/2024
Net revenue	99
Cost of products sold and services provided	(58)
Gross profit	**41**
Operational expenses	(13)
Financial results	(1)
Profit before income tax and social contribution	**27**
Current and deferred income tax and social contribution	(5)
Net profit for the period	**22**
Attributable to Braskem	14
Attributable to non-controlling interest	8

All amounts in millions Reais, except as otherwise stated

2 Basis of preparation and presentation of the quarterly information

The parent company quarterly Information ("Quarterly Information") was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the consolidated quarterly Information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board. All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company's Management.

This quarterly information should be read together with the financial statements of the Company for the year ended December 31, 2023, which comprise a complete set of the notes.

This quarterly Information is presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest million unless stated otherwise.

The same accounting policies were applied in this quarterly information as those applied in the preparation of the Company's annual financial statements related to the year ended December 31, 2023.

The judgments and assumptions made by management in the use of estimates when preparing this quarterly Information did not differ significantly from those described in the financial statements as of December 31, 2023.

The issue of these quarterly Information was authorized by the Executive Board on May 8, 2024.

All amounts in millions Reais, except as otherwise stated

The consolidated quarterly information includes the Parent Company and the following entities:

			Total and voting interest (%)	
		Headquarter	Mar/24	Dec/23
Direct subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100	100
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	100	100
Braskem Green S.A.		Brazil	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100	100
Braskem Ventures Ltda. ("Braskem Ventures")		Brazil	100	100
Cetrel	(i)	Brazil	63.7	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	100	100
Wise Plásticos Ltda ("Wise")		Brazil	61.1	61.1
Special Purpose Entities				
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100	100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100	100
Indirect subsidiaries				
B&TC B.V. ("B&TC")		Netherlands	60	60
Braskem America Finance Company ("Braskem America Finance")		USA	100	100
Braskem America, Inc. ("Braskem America")		USA	100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75
Braskem India Private Limited ("Braskem India")		India	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands	100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands	100	100
Braskem Siam Company Limited ("Braskem Siam")		Thailand	51	51
Braskem Trading & Shipping B.V. ("BTS")		Netherlands	100	100
Builder Brasil Ltda. ("Builder Brasil")		Brazil	100	100
Builder USA LLC. ("Builder USA")		USA	100	100
Distribuidora de Água Camaçari S.A. ("DAC")	(i)	Brazil	63.7	63.7
ER Plastics B.V. ("ER Plastics")		Netherlands	60	60
Terminal Química Puerto México ("Terminal Química")		Mexico	37.5	37.5

(*) In the period ended March 31, 2024, there were no changes in the interests in total and voting capital compared to December 2023, except for the operation of the companies below:

(i) On March 31, 2024, the subsidiaries Cetrel and DAC were reclassified to "Non-current assets held for sale" and "Liabilities related to non-current assets held for sale."

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

	Functional currency
Subsidiaries	
Braskem Alemanha, B&TC e ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom, Braskem Holanda Green, BTS, Braskem Siam e Terminal Química.	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilean peso
Braskem Índia	Rupee

3 New accounting standards and amendments applicable in the current year

The following changes and amendments of accounting standards became effective on January 1, 2024:

- Classification of liabilities as current or non-current (amendments to CPC26(R1)/IAS1);

- Non-current liabilities with covenants (amendments to CPC26/IAS1);

- Lease liabilities in a sale and leaseback transaction (Amendments to CPC06/IFRS16); and

- Supplier finance arrangements (amendments to CPC40/IFRS7 and CPC03/IAS7).

Adoption of the amendments did not have any material impact on the disclosures or amounts presented in this quarterly Information.

All amounts in millions Reais, except as otherwise stated

4 Cash and cash equivalents

		Consolidated		Parent company	
		Mar/24	Dec/23	Mar/24	Dec/23
Cash					
Domestic market		972	1,555	1,055	1,553
Foreign market	(i)	4,272	3,784		
Cash equivalents:					
Domestic market		6,430	7,186	6,424	7,105
Foreign market	(i)	2,541	1,662		
Total		14,215	14,187	7,479	8,658

(i) On March 31, 2024, it includes R$1,370 of cash and R$414 of cash equivalents (2023: R$1,284 of cash and R$278 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company.

Cash equivalents in Brazil are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 6).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

All amounts in millions Reais, except as otherwise stated

5 Financial investments

		Consolidated		Parent company	
		Mar/24	Dez/23	Mar/24	Dez/23
Fair value through profit or loss					
LFT´s and LF´s	(i)	3,605	4,680	3,484	4,638
Restricted funds investments	(ii)	285	164	285	147
Other		78	130	26	27
Total		**3,968**	**4,974**	**3,795**	**4,812**
Current assets		3,960	4,956	3,795	4,812
Non-current assets	(iii)	8	18		
Total		**3,968**	**4,974**	**3,795**	**4,812**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions with the objective of immediate negotiation or for future sale.

(ii) Includes the following amounts: R$134 (2023: R$115) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 23.1(i)); and R$151 (2023: R$49) of balance associated with compliance with the contractual obligations of the debentures, see Note 15(e).

(iii) On the Financial Position, the balance of non-current assets is presented under Other assets.

In the period ended March 31, 2024, financial investments and cash equivalents (Note 4) in Brazilian R$ had average yield of 103.26% of the Interbank Certificate of Deposit ("CDI") rate p.a. (2023: 101.37%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 5.65% p.a. (2023: 5.30% p.a.).

All amounts in millions Reais, except as otherwise stated

6 Trade accounts receivable

The Company's average receivables term is generally 29 days; therefore, the carrying value of the trade accounts receivable approximates their fair value.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of March 31, 2024, the amounts of trade accounts receivable transferred and derecognized maturing after March 31, 2024 were R$ 2.9 billion in the Parent Company and R$ 4.7 billion in the Consolidated (2023: R$ 2.5 billion in the Parent Company and R$ 4.1 billion in the Consolidated).

Losses recognized at the date of transfer of trade accounts receivable mentioned above were R$ 48 million in the Parent Company and R$ 64 million in the Consolidated (2023: R$ 45 million in the Parent Company and R$ 56 million in the Consolidated), recorded under financial expenses.

	Note		Consolidated		Parent company
Customers		Mar/24	Dec/23	Mar/24	Dec/23
Domestic market					
Third parties		1,722	1,273	1,638	1,151
Related parties	8	17	14	44	32
		1,739	1,287	1,682	1,183
Foreign market					
Third parties		1,843	1,808	373	421
Related parties	8			1,333	1,526
		1,843	1,808	1,706	1,947
Expected credit losses		(211)	(185)	(202)	(159)
Total		3,371	2,910	3,186	2,971

7 Inventories

		Consolidated		Parent company
	Mar/24	Dec/23	Mar/24	Dec/23
Finished goods	7,640	7,164	5,340	4,833
Semi-finished goods	449	505	449	505
Raw materials, production inputs and packaging	2,666	2,480	2,253	2,056
Maintenance materials	956	934	499	487
Advances to suppliers	149	157	128	90
Imports in transit	1,396	1,292	1,394	1,292
Total	13,256	12,532	10,063	9,263

At March 31, 2024, the provision for loss in inventories is R$ 282 million in the Consolidated and R$ 263 million in the Parent Company (2023: R$ 320 million in the Consolidated and R$ 287 million in the Parent Company).

All amounts in millions Reais, except as otherwise stated

8 Related parties

(a) Consolidated

								Consolidated
				Balances at March 31, 2024				Balances at December 31, 2023
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Statement of financial position	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		4	12	16		8	6	14
Inventories (advance to suppliers)		87		87		56		56
Dividends and interest on capital			3	3			3	3
Non-current								
Other receivables - Related parties		26	31	57		26	30	56
Total assets		117	46	163		90	39	129
Liabilities								
Current								
Trade payables	17	1,432	12	1,461	33	1,057	13	1,103
Other		255		255		255		255
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			2,646	2,646			2,490	2,490
Total liabilities	17	1,687	2,658	4,362	33	1,312	2,503	3,848

				Three-month period ended March 31, 2024				Three-month period ended March 31, 2023
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions								
Sales of products		27	103	130		60	94	154
Purchases of raw materials, finished goods services and utilities	(14)	(3,965)	(32)	(4,011)	(90)	(4,632)	(20)	(4,742)
Financial income			44	44			217	217
Financial expenses			(35)	(35)			(36)	(36)
Private pension			(12)	(12)			(12)	(12)
Post-employment benefits plan ("EPE")								
Other income (expenses)		2		2				

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A, Ventos de Santa Amélia Energia Renováveis S.A., Ventos de Santo Abelardo Energia Renováveis S.A., Ventos de Santo Artur Energia Renováveis S.A., Vexty and Bioglycols LLC

All amounts in millions Reais, except as otherwise stated

(b) Parent Company

Balances at March 31, 2024

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			
Statement of financial position	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets										
Current										
Cash and equivalents					2,922					2,922
Financial investments					3,644					3,644
Trade accounts receivable	1,113		29	191		28		4	12	1,377
Inventories (advance to suppliers)								87		87
Dividends and interest on capital						11			3	14
Other receivables - Related parties	17					4				21
Non-current										
Other receivables								26	31	57
Total assets	**1,130**		**29**	**191**	**6,566**	**43**		**117**	**46**	**8,122**
Liabilities										
Non-current										
Trade payables	11,162		27			45	17	1,432	12	12,695
Accounts payable to related parties										
Advance to export	3	1,991	6							2,000
Other payables	125					11				136
Other								255		255
Non-current										
Borrowings										
Accounts payable to related parties		35,172	415							35,587
Total liabilities	**11,290**	**37,163**	**448**			**56**	**17**	**1,687**	**12**	**50,673**

Three-month period ended March 31, 2024

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			
Transactions	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Sales of products	1,099		28	89		57		27	103	1,403
Purchases of raw materials, finished products services and utilities	(4,948)		(15)			(107)	(14)	(3,965)	(32)	(9,081)
Financial income	3			4	179	1			1	188
Financial expenses	(404)	(1,977)	(20)						(1)	(2,402)
Private pension									(12)	(12)
Other income (expenses)	(3)					1		2		

(i) Braskem Chile, Braskem Idesa, Braskem Europe Alemanha, Wise, DAC, Voqen e Braskem Holanda Green and Braskem Ventures.
(ii) Borealis, Refinaria de Petróleo Riograndense S.A, Ventos de Santa Amélia Energia Renováveis S.A., Ventos de Santo Abelardo Energia Renováveis S.A., Ventos de Santo Artur Energia Renováveis S.A and Vexty and Bioglycols LLC.

All amounts in millions Reais, except as otherwise stated

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at December 31, 2023
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Balanço patrimonial											
Assets											
Current											
Cash and equivalents						3,899					3,899
Financial investments						4,779					4,779
Trade accounts receivable		1,390		23	113		18		8	6	1,558
Inventories (advance to suppliers)									56		56
Dividends and interest on capital							11			3	14
Other receivables - Related parties		34		9			4				47
Non-current											
Other receivables									26	30	56
Total assets		1,424		32	113	8,678	33		90	39	10,409
Liabilities											
Non-current											
Trade payables		9,606		11			35	32	1,057	13	10,754
Accounts payable to related parties											
Advance to export		5	1,065	13							1,083
Other payables		169									169
Other											
Non-current											
Borrowings											
Accounts payable			35,484	402							35,886
Total liabilities		9,780	36,549	426			35	32	1,057	13	47,892

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Three-month period ended March 31, 2023
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		1,205		17	55		39		60	94	1,470
Purchases of raw materials, finished products											
services and utilities		(5,019)					(76)	(90)	(4,632)	(20)	(9,837)
Financial income	256	228	644	11		110				1	1,250
Financial expenses	(2)	(68)	(664)	(8)	(4)		(1)			(1)	(748)
Private pension										(12)	(12)

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel, Lantana and Voqen.
(ii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A and Vexty.

All amounts in million Reais, except as otherwise stated

(c) Compensation of key management personnel

		Consolidated
Statement of profit or loss transactions	Mar/24	Mar/23
Remuneration		
Wages and recurring benefits	12	13
Short-term variable compensation	10	10
Long term incentive plan	1	4
Total	**23**	**27**

9 Taxes recoverable

		Consolidated		Parent company
	Mar/24	Dez/23	Mar/24	Dez/23
Parent Company and subsidiaries in Brazil				
Value-added tax on sales and services (ICMS)	751	604	751	604
ICMS - credits from PP&E	378	391	355	368
Social integration program (PIS) and social contribution on revenue (Cofins)	50	353	50	353
PIS and Cofins - credits from PP&E	478	461	474	456
Other	83	81	81	75
Foreign subsidiaries				
Value-added tax ("IVA")	825	832		
Other	123	109		
Total	**2,688**	**2,831**	**1,711**	**1,856**
Current assets	1,280	1,461	615	783
Non-current assets	1,408	1,370	1,096	1,073
Total	**2,688**	**2,831**	**1,711**	**1,856**

All amounts in million Reais, except as otherwise stated

10 Investments

(a) Information on investments

		Adjusted net profit (loss) for the period		Adjusted equity	
		Mar/24	Mar/23	Mar/24	Dec/23
Direct subsidiaries					
BM Insurance		(10)	(1)		9
Braskem Argentina		(16)	(1)	8	16
Braskem Chile		1	1	53	56
Braskem Finance			(14)		
Braskem Holanda		877	1,048	22,780	21,189
Braskem México		4	(11)	327	377
Braskem Ventures		(3)	(6)	78	81
Cetrel	2(i)	22	15	405	383
Voqen		(18)	7	31	49
Wise		2	(2)	154	131
Indirect subsidiaries					
B&TC		1	(1)	53	55
Braskem Alemanha		61	270	4,893	4,688
Braskem America		115	199	4,662	4,406
Braskem America Finance		(4)	(4)	(251)	(240)
Braskem Netherland Finance		(13)	(40)	345	347
Braskem Netherland Inc		(15)	(8)	426	428
Braskem Green		11		880	868
Braskem Idesa		(311)	234	(5,911)	(5,511)
Braskem Idesa Serviços		1	1	53	49
Braskem Índia				2	2
Braskem México Proyectos		104	23	2,657	2,411
Braskem México Serviços					
Braskem Siam		(1)		28	
BTS	(i)	441		3,216	
DAC	2(i)	17	14	146	129
ER Plastics		(5)	(5)	(27)	(21)
Terminal Química		55	(8)	1,051	895
Jointly-controlled investment					
Refinaria de Petróleo Riograndense S.A.		(8)	38	123	127
Bioglycols LLC		(5)	(3)	82	77
Associate					
Borealis Brasil S.A.		13	16	304	288

(i) In 2024, Braskem Holanda transferred to BTS the operation of certain sea freight and commercial contracts for the purchase and sale of chemical and petrochemical products.

All amounts in million Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

	Subsidiaries	Domestic associate and jointly-controlled investment	Total
Investments			
Balances at December 31, 2023	**21,809**	**100**	**21,909**
Equity of investments	636	3	639
Equity valuation adjustments	165	1	166
Currency translation adjustments	561		561
Transfer to non-current assets held for sale	(258)		(258)
Balances at March 31, 2024	**22,913**	**104**	**23,017**
Provision for loss in subsidiaries			
Balances at December 31, 2023	**(13)**		**(13)**
Reversal provision for loss	4		4
Currency translation adjustments	8		8
Balances at March 31, 2024	**(1)**		**(1)**

(c) Results from equity-accounted investees

	Parent company	
	Mar/24	Mar/23
Equity in results of subsidiaries, associate and jointly-controlled	639	950
Reversal of provision for losses	4	
Total	**643**	**950**

Braskem

All amounts in million Reais, except as otherwise stated

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which has a significant non-controlling interest. The amounts disclosed do not consider the eliminations between the Companies:

	Braskem Idesa Consolidated (i)	
Statements of financial position	**Mar/24**	**Dec/23**
Current assets	3,862	3,525
Non-current assets	17,247	16,477
Total assets	**21,109**	**20,002**
Current liabilities	2,366	2,138
Non-current liabilities	23,527	22,276
Total liabilities	**25,893**	**24,414**
Shareholders' equity	**(4,784)**	**(4,412)**
Total liabilities and shareholders' equity	**21,109**	**20,002**
Statement of profit or loss	**Mar/24**	**Mar/23**
Net revenue	1,135	1,195
(Loss) Net income for the period	(364)	38
Statement of cash flows		
Net cash (used) generated from operating activities	146	(559)
Net cash generated (used) in investing activities	(245)	183
Net cash generated (used) in financing activities	240	(100)
Variação cambial do caixa de controladas no exterior	81	95
increase (decrease) in cash and cash equivalents	**222**	**(381)**

(i) Consolidation of Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química.

All amounts in million Reais, except as otherwise stated

11 Property, plant and equipment

						Consolidated
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Net book value	**668**	**4,966**	**25,218**	**6,308**	**603**	**37,763**
Cost	668	8,528	58,708	6,308	2,317	76,529
Accumulated depreciation		(3,562)	(33,490)		(1,714)	(38,766)
Balance as of December 31, 2022	**668**	**4,966**	**25,218**	**6,308**	**603**	**37,763**
Acquisitions		1	52	944	1	998
Additions through acquisition of ER Plastics		9	34	1	4	48
Foreign currency translation adjustment		218	333	36		587
Transfers by concluded projects		67	115	(240)	58	
Disposals		(1)	(61)			(62)
Depreciation		(55)	(902)		(40)	(997)
Net book value	**668**	**5,205**	**24,789**	**7,049**	**626**	**38,337**
Cost	668	8,823	59,242	7,049	2,380	78,162
Accumulated depreciation		(3,618)	(34,453)		(1,754)	(39,825)
Balance as of March 31, 2023	**668**	**5,205**	**24,789**	**7,049**	**626**	**38,337**
Net book value	**603**	**5,210**	**25,204**	**6,550**	**838**	**38,405**
Cost	603	8,991	62,163	6,550	2,739	81,046
Accumulated depreciation		(3,781)	(36,959)		(1,901)	(42,641)
Balance as of December 31, 2023	**603**	**5,210**	**25,204**	**6,550**	**838**	**38,405**
Acquisitions		1	50	775		826
Foreign currency translation adjustment	9	229	595	109	2	944
Transfers by concluded projects		7	1,111	(1,154)	36	
Disposals	(28)	(254)	(207)	(80)	(240)	(809)
Transfers to right of use of assets	14	79	101	40	121	355
Depreciation		45	(854)		(42)	(851)
Net book value	**598**	**5,317**	**26,000**	**6,240**	**715**	**38,870**
Cost	598	9,177	63,900	6,240	2,492	82,407
Accumulated depreciation		(3,860)	(37,900)		(1,777)	(43,537)
Balance as of March 31, 2024	**598**	**5,317**	**26,000**	**6,240**	**715**	**38,870**

						Parent company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Net book value	**344**	**641**	**11,079**	**4,402**	**402**	**16,868**
Cost	344	2,002	36,689	4,402	1,627	45,064
Accumulated depreciation		(1,361)	(25,610)		(1,225)	(28,196)
Balance as of December 31, 2022	**344**	**641**	**11,079**	**4,468**	**402**	**16,868**
Acquisitions			43	684		727
Transfers by concluded projects		1	67	(103)	35	
Disposals			(7)			(7)
Depreciation		(15)	(630)		(27)	(672)
Net book value	**344**	**627**	**10,552**	**4,983**	**410**	**16,916**
Cost	344	2,003	36,740	4,983	1,660	45,730
Accumulated depreciation		(1,375)	(26,187)		(1,252)	(28,814)
Balance as of March 31, 2023	**344**	**627**	**10,552**	**4,983**	**410**	**16,916**
Net book value	**344**	**614**	**10,670**	**4,264**	**538**	**16,430**
Cost	344	2,034	38,660	4,264	1,904	47,206
Accumulated depreciation		(1,420)	(27,990)		(1,366)	(30,776)
Balance as of December 31, 2023	**344**	**614**	**10,670**	**4,264**	**538**	**16,430**
Acquisitions			36	502		538
Transfers by concluded projects		4	1,030	(1,060)	26	
Disposals			(5)			(5)
Depreciation		(11)	(573)		(32)	(616)
Net book value	**344**	**607**	**11,158**	**3,706**	**532**	**16,347**
Cost	344	2,038	39,726	3,706	1,930	47,744
Accumulated depreciation		(1,431)	(28,568)		(1,398)	(31,397)
Balance as of March 31, 2024	**344**	**607**	**11,158**	**3,706**	**532**	**16,347**

All amounts in million Reais, except as otherwise stated

Capitalized charges in the three-month period ended March 31, 2024 were R$72 in the Consolidated and R$65 in the Parent Company (March 31, 2023: R$74 in Consolidated and R$66 in the Parent Company).

On March 31, 2024, the acquisitions of property, plant and equipment on instalment payments totaled R$105 in the Consolidated and R$112 in the Parent Company (March 31, 2023: R$192 in the Consolidated and R$193 in the Parent Company).

Based on Management's analysis, the carrying amount does not exceed its recoverable amount on March 31, 2024.

All amounts in million Reais, except as otherwise stated

12 Intangible assets

Consolidated

	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Net book value	**2,087**	**320**	**433**	**182**	**3,022**
Cost	2,087	566	1,268	461	4,382
Accumulated amortization		(246)	(835)	(279)	(1,360)
Balance as of December 31, 2022	**2,087**	**320**	**433**	**182**	**3,022**
Acquisitions			18		18
Ativos decorrentes da aquisição da Wise	58				58
Foreign currency translation adjustment	(1)	13	3	(1)	14
Amortization		(3)	(19)	(6)	(28)
Net book value	**2,144**	**330**	**435**	**175**	**3,084**
Cost	2,144	579	1,289	460	4,472
Accumulated amortization		(249)	(854)	(285)	(1,388)
Balance as of March 31, 2023	**2,144**	**330**	**435**	**175**	**3,084**
Net book value	**2,173**	**323**	**468**	**143**	**3,107**
Cost	2,173	581	1,386	439	4,579
Accumulated amortization		(258)	(918)	(296)	(1,472)
Balance as of December 31, 2023	**2,173**	**323**	**468**	**143**	**3,107**
Acquisitions			23		23
Foreign currency translation adjustment	1	13	4	(1)	17
Transferência para "ativos não circulantes mantidos para venda"			(1)		(1)
Other write-offs			(1)		(1)
Amortization		(3)	(19)	(4)	(26)
Net book value	**2,174**	**333**	**474**	**138**	**3,119**
Cost	2,174	594	1,412	438	4,618
Accumulated amortization		(261)	(938)	(300)	(1,499)
Balance as of March 31, 2024	**2,174**	**333**	**474**	**138**	**3,119**

Parent company

	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Net book value	2,059	63	326	113	2,561
Cost	2,059	251	931	391	3,632
Accumulated amortization		(188)	(605)	(278)	(1,071)
Balance as of December 31, 2022	**2,059**	**63**	**326**	**113**	**2,561**
Acquisitions			12		12
Amortization		(1)	(11)	(4)	(16)
Net book value	**2,059**	**62**	**327**	**109**	**2,557**
Cost	2,059	251	943	391	3,644
Accumulated amortization		(189)	(616)	(282)	(1,087)
Balance as of March 31, 2023	**2,059**	**62**	**327**	**109**	**2,557**
Net book value	**2,059**	**58**	**363**	**96**	**2,576**
Cost	2,059	251	1,020	391	3,721
Accumulated amortization		(193)	(657)	(295)	(1,145)
Balance as of December 31, 2023	**2,059**	**58**	**363**	**96**	**2,576**
Acquisitions			17		17
Amortization		(1)	(12)	(4)	(17)
Net book value	**2,059**	**57**	**368**	**92**	**2,576**
Cost	2,059	251	1,037	391	3,738
Accumulated amortization		(194)	(669)	(299)	(1,162)
Balance as of March 31, 2024	**2,059**	**57**	**368**	**92**	**2,576**

All amounts in million Reais, except as otherwise stated

13 Right-of-use assets and lease liability

(a) Right of use

						Consolidated
	Balance as of 12/31/2023	Additions	Depreciation	Remensuration (i)	Foreign currency translation adjustment	Balance as of 3/31/2024
Rail cars	821		(39)	(7)	32	807
Machinery and equipment	1,592		(114)		5	1,483
Vessels	911	1	(88)	(4)	17	837
Buildings and constructions	306		(20)	(21)	4	269
Vehicles	186		(18)	19		187
Computer equipment and goods	4					4
Total	3,820	1	(279)	(13)	58	3,587

						Consolidated
	Balance as of 12/31/2022	Additions	Depreciation	Remensuration (i)	Foreign currency translation adjustment	Balance as of 3/31/2023
Rail cars	827	60	(23)		(22)	842
Machinery and equipment	1,603		(98)		1	1,506
Vessels	1,120	1	(59)		6	1,068
Buildings and constructions	292	4	(20)		(5)	271
Vehicles	106		(9)			97
Computer equipment and goods	5		(1)			4
Total	3,953	65	(210)		(20)	3,788

					Parent company
	Balance as of 12/31/2023	Additions	Depreciation	Remensuration (i)	Balance as of 3/31/2024
Machinery and equipment	1,472		(91)		1,381
Vessels	362		(46)	(5)	311
Buildings and constructions	155		(14)	2	143
Vehicles	181		(17)	19	183
Computer equipment and goods	5				5
Total	2,175		(168)	16	2,023

					Parent company
	Balance as of 12/31/2022	Additions	Depreciation	Remensuration (i)	Balance as of 3/31/2023
Machinery and equipment	1,562		(86)		1,476
Vessels	429		(36)		393
Buildings and constructions	125	1	(14)		112
Vehicles	104		(9)		95
Computer equipment and goods	5				5
Total	2,225	1	(145)		2,081

(i)Remeasurement of balances due to changes in contract payment flows.

All amounts in million Reais, except as otherwise stated

(b) Lease liability

		Consolidated		Parent company	
		Mar/24	Mar/23	Mar/24	Mar/23
Balance at the beginning of the period		**3,933**	**4,241**	**2,329**	**2,452**
New contracts			64		1
Remensuration (i)	(i)	(13)		16	
Disposals		(10)		(7)	
Interests and monetary and exchange variations, net		92	(10)	79	(1)
Currancy translation adjustments		57	(25)		
Payments		(234)	(252)	(155)	(138)
Interest paid		(64)	(58)	(49)	(38)
Balance at the end of the period	**(ii)**	**3,761**	**3,960**	**2,213**	**2,275**
Current liability		948	962	529	486
Non-current liability		2,813	2,998	1,684	1,790
Total		**3,761**	**3,960**	**2,213**	**2,275**

(i) Remeasurement of balances due to changes in contract payment flows.

(ii) On March 31, 2024 the lease liability from Braskem Idesa is equal to R$323 (March 31, 2023: R$ 258).

There were no additions and disposals of leasing that did not affect the cash flow in the period ended March 31, 2024 in the Consolidated (R$51 in the period ended March 31, 2023) and in the Parent Company (R$1 in the period ended March 31, 2023).

All amounts in million Reais, except as otherwise stated

(c) Leases not initiated

The Company has a lease agreement not started on March 31, 2024, but that already has contractual commitment. The present value of the commitments corresponds to R$ 1,695, with the main contracts being related to: (i) the construction of six ships to transport raw materials and finished products, which have an average construction period of 3 years and are expected to delivery between the last quarter of 2024 and the second half of 2027; and (ii) research and development laboratory located in Boston in the United States, which is expected to begin operations in the second half of 2024

The cash flows related to the agreements are shown below:

		Consolidated
	Discounted	Not discounted
	2024	2024
2024	16	17
2025	100	111
2026	118	139
2027	171	218
2028+	1,290	2,399
Total	**1,695**	**2,884**

14 Trade payables

	Note		Consolidated		Parent company
		Mar/24	Dec/23	Mar/24	Dec/23
Domestic market					
Third parties		1,309	1,454	1,302	1,445
Third parties (forfait)	(i)	646	671	646	671
Total Third parties		*1,955*	*2,125*	*1,948*	*2,116*
Related parties		432	256	476	289
Related parties (forfait)	(i)	1,030	847	1,030	847
Total Related parties	8	*1,462*	*1,103*	*1,506*	*1,136*
Foreign market	(ii)				
Third parties		11,482	9,993	412	362
Related parties	8			11,189	9,617
		14,899	**13,221**	**15,055**	**13,231**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same original conditions of the amount and the payment term maintained.

(ii) Includes R$ 8.4 billion (2023: R$ 7.3 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

All amounts in million Reais, except as otherwise stated

15 Borrowings and debentures

(a) Borrowings and debentures

		Annual stated interest rate (%)	Maturity	Consolidated	
				Mar/24	Dec/23
Foreign currency					
Bonds		Note 15 (c)		32,569	31,980
Loans indexed to SOFR	(i)	1.63	Apr/2024 to Feb/2031	5,493	5,604
Other		6.41	Apr/2024 to May/2029	58	58
Transactions costs				(474)	(478)
				37,646	**37,164**
Local currency					
Debentures		Note 15 (d)		3,893	3,910
Loans indexed to IPCA		6.04	Apr/2024 to Jan/2031	327	341
Loans indexed to CDI		1.48	Apr/2024 to Jul/2027	832	830
Other		7.29	Apr/2024 to Dec/2035	15	19
Transactions costs				(27)	(28)
				5,040	**5,072**
Foreign currency and local currency					
Current liabilities				1,467	2,029
Non-current liabilities				41,219	40,207
Total				**42,686**	**42,236**

(i) Includes: (a) R$ 2,233 from credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$ 614 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$ 109 from credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

All amounts in million Reais, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term borrowings is as follows:

	Consolidated	
	Mar/24	Dec/23
2025	460	579
2026	1,780	1,743
2027	2,266	2,208
2028	6,977	6,769
2029	2,855	2,850
2030	7,762	7,527
2031	4,462	4,328
2032	104	105
2033	4,991	4,837
2035 em diante	9,562	9,261
Total	**41,219**	**40,207**

(c) Bonds

Issue date		Maturity	Interest (% per year)	Consolidated Mar/24	Dec/23
Jul-2011 and jul-2012		Jul-2041	7.13	2,865	2,825
Oct-2017		Jan-2028	4.50	5,918	5,798
Nov-2019		Jan-2030	4.50	7,515	7,364
Nov-2019		Jan-2050	5.88	3,784	3,720
Jul-2020	(i)	Jan-2081	8.50	3,117	3,077
Feb-2023		Feb-2033	7.25	5,045	4,976
Sep-2023		Jan-2031	8.50	4,325	4,220
Total				**32,569**	**31,980**

(i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates, with the first redefinition in January 2026 and the other redefinitions every 5 years subsequently.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem's current or future senior debts.

All amounts in million Reais, except as otherwise stated

(d) Debentures

					Annual		Consolidated
Issue date		Issuer	Series	Maturity	financial charges (%)	Mar/24	Dec/23
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6.00		64
sep-2013	(i)	Cetrel	Only	sep-2025	126.5% of CDI		22
jan-2022	(ii)	Braskem	1ª	dec-2028	IPCA + 5.54	666	644
jan-2022	(ii)	Braskem	2ª	dec-2031	IPCA + 5.57	159	154
may-2022	(iii)	Braskem	1ª	may-2029	CDI + 1.75	793	769
may-2022	(iii)	Braskem	2ª	may-2032	CDI + 2.00	256	248
aug-2022	(iii) and (iv)	Braskem	Only	aug-2029	CDI + 1.75	760	787
nov-2022	(iii)	Braskem	1ª	nov-2029	CDI + 1.70	1,158	1,124
nov-2022	(iii)	Braskem	2ª	nov-2032	CDI + 1.95	101	98
						3,893	**3,910**

(i) On March 31, 2024, the subsidiaries Cetrel and DAC were reclassified to non-current liabilities held for sale.

(ii) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. and were subject to the Extended National Consumer Price Index ("IPCA").

(iii) Unsecured debentures.

(iv) In April 2024, these debentures were fully prepaid.

All amounts in million Reais, except as otherwise stated

16 Braskem Idesa borrowings

Identification		Maturity	Currency and annual stated interest rate (%)		Consolidated Mar/24	Dec/23
Bonds						
Bond I		nov-2029	Us dollar exchange variation + 7.45	(a)	4,641	4,383
Bond II	(i)	feb-2032	Us dollar exchange variation + 6.99	(a)	6,067	5,936
					10,708	**10,319**
Others						
	(ii)	oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25	(b)	649	625
		oct-2028	Us dollar exchange variation + semianual Term SOFR + 3.00	(c)	1,038	766
					1,687	**1,391**
Transactions costs					(465)	(460)
Total					**11,930**	**11,250**
Current liabilities					747	739
Non-current liabilities					11,183	10,511
Total					**11,930**	**11,250**

(a) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(b) Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables).

(c) Terminal Química pledged as collateral property, plant and equipment assets and Braskem has fully, unconditionally and irrevocably, guaranteed the financing.

(i) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas emissions by 15% in absolute terms by 2028, considering a baseline of 2017.

(ii) On March 28, 2024, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 31, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt because the waiver did not cover at least 12 months, the entire balance, in the amount of R$ 523, was classified as current liabilities on March 31, 2024 (2023: R$ 502).

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a position of cash and cash equivalents of R$ 1,784 as of March 31, 2024 (2023: R$ 1,562).

The amount of the financings with maturities in the long term are as follows:

	Consolidated Mar/24	Dec/23
2028	740	466
2029	4,460	4,290
2032	5,983	5,755
Total	**11,183**	**10,511**

All amounts in million Reais, except as otherwise stated

17 Reconciliation of financial activities in the statement of cash flow

					Consolidated
	Borrowings and debentures	Braskem Idesa financing	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2023	**42,236**	**11,250**	**2,490**	**3,933**	**10**
Issued	319	248			
Payments	(612)			(234)	
Cash generated (used) in financing activities	**(293)**	**248**		**(234)**	
Other changes					
Interest paid	(1,108)	(235)		(64)	
Interest and monetary and exchange variations, net	900	59	19	92	
VAT on loan			13		
Remensuration				(13)	
Disposal				(10)	
Currency translation adjustments	1,028	608	124	57	
Transfer to related liabilities to assets for sale	(77)				
	743	**432**	**156**	**62**	
Balances at March 31, 2024	**42,686**	**11,930**	**2,646**	**3,761**	**10**
Current	1,467	747		948	10
Non Current	41,219	11,183	2,646	2,813	
Total	**42,686**	**11,930**	**2,646**	**3,761**	**10**

				Parent company
	Financiamentos e debêntures	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2023	**9,679**	**37,138**	**2,329**	**10**
Issued	244	11		
Payments	(529)	(1,483)	(155)	
Cash generated (used) in financing activities	**(285)**	**(1,472)**	**(155)**	
Other changes				
Interest paid	(131)		(49)	
Interest and monetary and exchange variations, net	392	2,057	79	
Remensuration			16	
Disposal			(7)	
	261	**2,057**	**39**	
Balances at March 31, 2024	**9,655**	**37,723**	**2,213**	**10**
Current	1,321	2,136	529	10
Non Current	8,334	35,587	1,684	
Total	**9,655**	**37,723**	**2,213**	**10**

All amounts in million Reais, except as otherwise stated

18 Financial instruments

18.1 Non-derivative financial instruments and other liabilities: consolidated

	Note	Classification by category	Fair value hierarchy	Book value Mar/24	Book value Dez/23	Fair value Mar/24	Fair value Dez/23
Cash and cash equivalents	5						
Cash and banks		Amortized cost		5,244	5,339	5,244	5,339
Financial investments in Brazil		Fair value through profit or loss	Level 2	8,971	8,848	8,971	8,848
				14,215	14,187	14,215	14,187
Financial investments	6						
LFT's and LF's		Fair value through profit or loss	Level 2	3,605	4,680	3,605	4,680
Other		Fair value through profit or loss	Level 2	363	294	363	294
				3,968	4,974	3,968	4,974
Trade accounts receivable	7	Amortized cost		3,358	2,910	3,358	2,910
Trade accounts receivable	7	Fair value through other comprehensive income	Level 2	13		13	
Trade payables	15	Amortized cost		14,899	13,221	14,899	13,221
Borrowings	16	Amortized cost					
Foreign currency - Bond			Level 1	32,569	31,980	29,649	26,004
Foreign currency - other borrowings			Level 2	5,551	5,662	5,417	5,434
Local currency			Level 2	1,174	1,190	1,119	1,542
Debentures			Level 2	3,893	3,910	3,657	3,314
				43,187	42,743	39,842	36,294
Braskem Idesa borrowings	17	Amortized cost					
Bond			Level 1	10,708	10,319	8,539	6,153
Others			Level 2	1,687	1,391	1,381	1,243
				12,395	11,710	9,920	7,396
Loan ton non-controlling shareholder of Braskem Idesa	9(a)	Amortized cost		2,646	2,490	2,361	2,555
Leniency agreement	25	Amortized cost		702	1,016	702	1,016

All amounts in million Reais, except as otherwise stated

18.2 Derivative financial instruments

		Operation characteristics		Net (Asset)/			Net (Asset)/
Identification	**Note**	**Principal exposure**	**Derivatives**	**Liability Dez/23**	**Change in fair value**	**Financial settlement**	**Liability Mar/24**
Non-hedge accounting transactions							
Braskem Holanda - Swap Nafta/Gasoline		Gasoline	Naphtha	(3)	12		9
Energy contracts		Energy contracts		(6)	29		23
Terminal Química - Swap		SOFR variable rate	SOFR fixed rate	62	(34)		28
				53	**7**		**60**
Hedge accounting transactions							
Braskem S.A. - Dollar call and put options	(a.i)	Real	Dollar	(37)	43		6
Braskem S.A. - Dollar swap CDI	(a.ii)	Real	Dollar+Fixed rates	(36)	8	17	(11)
Braskem S.A. - Swap CRA	(a.iii)	Real	Fixed rates	(128)	6		(122)
				(201)	**57**	**17**	**(127)**
Derivatives							
Assets							
Current assets				137			118
Non-current assets				210			239
Total				347			357
Liabilities							
Current liabilities				58			108
Non-current liabilities				141			182
Non-current liabilities				199			290
Balance - Liabilities (-) assets				**(148)**			**(67)**

(a) Hedge accounting transactions

(a.i) US$ call and put options

On March 31, 2024, the Company holds a total notional amount of put options of US$1.5 billion (R$6.6 billion), with an average strike price of 4.47 R$/US$ and notional amount of call options of US$1.0 billion (R$6.6 billion), with an average strike price of 6.58 R$/US$. The operations have a maximum term of 24 months. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

(a.ii) US$ Swap CDI Dollar

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities between January 2019 and January 2025, changing the variation of CDI for the variation of Dollar. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result only upon the maturity of each installment.

(a.iii) Dollar swaps - CRA

In March 2024, Braskem contracted swap operations to offset a part of the IPCA variation resulting from the financing referred to in Note 16 (e).

Identification	Total nominal value R$	Hedge (interest rate per year)	Maturity	Fair value, net Mar/24	Fair value, net Dec/23
Swaps CRA	600	3.3143%	dec-2028	93	98
Swaps CRA	141	3.3742%	dec-2031	29	30
Total	**741**			**122**	**128**

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.1) Future exports in dollar – Braskem S.A.

On March 31, 2024, the exports that were designated not yet realized and not discontinued, and the maturities of consolidated designated financial liabilities are shown below:

	US$ million	Gross nominal R$
2024	175	874
2025	800	3,997
2028	1,250	6,245
2029	500	2,498
2030	800	3,997
2031	800	3,997
2032	600	2,998
2033	400	1,998
	5,325	**26,604**

The following table provides the balance of discontinued hedge accounting as of March 31, 2024, because of the advance payment made for the hedging instrument, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$ million	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge discontinued - From first to fourth quarter 2024	400	2.0017	5.6430	1,457
Hedge discontinued - Fourth quarter 2032	200	4.0213	5.2177	239
	600			**1,696**

The following table provides the balances of exchange variation recognized in the Company's financial income (expenses) due to the realization of exports designated for this hedge for the three-month period ended March 31, 2024:

	Total nominal value US$ million	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	114	2.0017	5.2078	365
	114			**365**

The changes in foreign exchange variation and income taxes under other comprehensive income of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2023	**(6,407)**	**2,179**	**(4,228)**
Exchange variation recorded in the period on OCI / IR and CSL	(826)	281	(545)
Exchange variation transferred to profit or loss / IR and CSL	365	(124)	241
Balances at March 31, 2024	**(6,868)**	**2,336**	**(4,532)**

(a.ii) Future sales in USD – Braskem Idesa

As of March 31, 2024, designated sales and financial liabilities designated to hedge them were as follows:

	US$ million	Gross nominal R$
2024	22	110
2025	23	112
2026	308	1,536
2027	225	1,124
2028	525	2,623
2029	525	2,623
2030	300	1,499
2031	300	1,499
	2,228	**11,126**

In the first quarter of 2024, there were no discontinuations.

The following table provides the balance of discontinued hedge accounting as of March 31, 2024, because of the advance payment made for the hedging instrument, which is recorded in Braskem Idesa's OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

Discontinuation in:	Total nominal value US$ million	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN million	Gross nominal value - R$
Hedge discontinued in May 16, 2016	9	13.4541	17.9915	39	12
Hedge discontinued in December 2, 2019	435	13.6667	19.6113	2,583	777
Hedge discontinued in December 10, 2019	16	13.4541	19.3247	93	28
Hedge descontinuado em 20.10.21	787	13.6631	20.3587	5,266	1,584
	1,247			**7,981**	**2,401**

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for hedge accounting over the course of the three-month period ended March 31, 2024:

	Total nominal value US$ million	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN million	Gross nominal value - R$
First quarter	88	13.6517	20.1246	570	167
	88			**570**	**167**

All amounts in million Reais, except as otherwise stated

The changes in foreign exchange variation and income tax in other comprehensive income are as follows:

	Exchange variation	Income Tax	Net effect
Balances at December 31, 2023	**1,030**	**(308)**	**722**
Exchange variation recorded in the period on OCI	147	(44)	103
Exchange variation transferred to profit or loss	167	(50)	117
Balances at March 31, 2024	**1,344**	**(402)**	**942**

18.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

			(%)
		Mar/2024	**Dec/2023**
Minimal Risk		68.19	65.62
Low Risk		19.69	19.33
Medium Risk		7.23	6.37
High Risk		4.70	8.28
Very High Risk	(i)	0.19	0.40

(i) Clients in this group that are still active purchase from the Company and pay in advance.

All amounts in million Reais, except as otherwise stated

For the export market, approximately 86% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 25% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy:

				Mar/24			Dec/23
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk assessment							
AAA		9,886	3,340	13,226	11,438	2,493	13,931
AA+		176		176	140		140
AA		148		148	130		130
AA-		217		217	249		249
A+			3,219	3,219	1	3,072	3,073
A		151	504	655	32	506	538
A-		5	355	360	4	815	819
BBB			51	51		49	49
		10,583	7,469	18,052	11,994	6,935	18,929
Financial assets without risk assessment							
Other financial assets with no risk assessment	(i)	124	7	131	149	83	232
		124	7	131	149	83	232
Total		**10,707**	**7,476**	**18,183**	**12,143**	**7,018**	**19,161**

(i) Investments approved by the Management, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On March 31, 2024, the main risks that can affect the value of Company's financial instruments are:

- US$/R$ exchange rate;
- IPCA inflation rate;
- Selic and CDI interest rates;
- SOFR interest rate; and
- Euro/R$ exchange rate.

All amounts in million Reais, except as otherwise stated

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate and the CDI interest rate as at March 31, 2024.

According to the Market Readout, at the end of 2024, US$1 will remain at approximately R$4.95, while the Selic rate should reach 10.75% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in March 2024, in comparison with the current level of the Federal Funds rate on March 31, 2024.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date March 31, 2024. Given the instability in the current economic scenario resulting from geopolitical conflicts, monetary tightening to combat global inflationary pressures and their macroeconomic consequences, interest rates and foreign exchange rates have been affected frequently. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable at the end of March 2024, according to the aforementioned.

All amounts in million Reais, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Additional variation to the book value			
					Gain (losses)
Instrument / Sensitivity	Note	Exposure value as March 31, 2024	Probable (USDBRL 4,95)	Reasonably possible (USDBRL 5,63)	Possible (USDBRL 6,9)
Brazilian real/U.S. dollar exchange rate					
Bonds		(43,277)	400	(5,486)	(16,459)
Investments		(1,532)	(14)	194	583
SACE	19(c.i)	(1,213)	11	(154)	(461)
Dollar call and put options	(i)	6	(6)	65	609
Dollar swap x CDI (liability)		(168)	1	(22)	(64)
MONFORTE	19(c.ii)	(109)	1	(14)	(41)
Nexi	19(c.iii.iv)	(80)	1	(10)	(30)
Other financing		(1,687)	16	(214)	(642)
Financial investments abroad		5,843	54	(741)	(2,222)
Dollar swap x IPCA (Liability)		(657)	(1)	(74)	(204)
Export credit notes		(751)	7	(95)	(286)
Trade accounts receivable		3,082	28	(391)	(1,172)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2024	Probable (9%)	Reasonably possible (13,45%)	Possible (18,86%)
CDI interest rate				
Debentures	(3,086)	285	(483)	(1,623)
Financial investments in local currency	10,637	(169)	261	782
Export credit notes	(335)	18	(28)	(90)
Note of rural product (CPR)	(496)	18	(28)	(86)
Dollar swap x CDI (asset)	(179)			
Leniency agreement	(664)	722	9	(13)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2024	Probable (3,75%)	Reasonably possible (5,68%)	Possible (8,77%)
IPCA interest rate				
BNDES	(327)	5	(54)	(178)
Debêntures - CRA	(826)	11	(117)	(382)
Dollar swap x IPCA (Asset)	779	124	117	285

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2024	Probable (5,3%)	Reasonably possible (11,09%)	Possible (22,66%)
SOFR interest rate				
Export prepayments	(1,734)	26	(203)	(610)
Export credit notes	(751)	8	(66)	(199)
Nexi	(80)	2	(17)	(51)
SACE	(1,213)	27	(214)	(641)
MONFORTE	(109)	1	(10)	(30)
Investments	(1,532)	33	(257)	(770)
Terminal Quimica - Swap	(13)			
Other financing	(1,687)	30	(237)	(712)

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2024	Probable (EURBRL 5,44)	Reasonably possible (USDBRL 6,04)	Possible (USDBRL 7,34)
Brazilian real/EUR exchange rate				
Trade accounts receivable	611	5	73	220

				Gain (losses)
Instrument / Sensitivity	Exposure value as March 31, 2024	Probable base	Reasonably possible Var 3,6%	Possible Var 10,63%
Electrical energy forward				
Energy contracts - Voqen	(23)	(23)	(19)	(32)

(i) The Company is in the short position of a possible counterparty call.

All amounts in million Reais, except as otherwise stated

19 Taxes payable

	Consolidated		Parent company	
	Mar/24	Dec/23	Mar/24	Dec/23
Brazil				
IPI	83	66	83	66
ICMS	297	227	297	223
PIS and COFINS	28	29	27	25
Other	32	9	32	5
Other countries				
Value-added tax	124	119		
Tax on financial income	149	143		
Total	**713**	**593**	**439**	**319**
Current liabilities	435	387	382	319
Non-current liabilities	278	206	57	
Total	**713**	**593**	**439**	**319**

20 Income tax

(a) Amounts recognized in profit and loss

		Consolidated		Parent company	
		Mar/24	Mar/23	Mar/24	Mar/23
(Loss) profit before IR and CSL		**(2,071)**	**144**	**(1,987)**	**(43)**
IR and CSL at the rate of 34%		704	(49)	676	15
Permanent adjustments to the IR and CSL calculation basis					
IR and CSL on equity in results of investees		(2)	4	219	323
Thin capitalization		(239)	(130)	(239)	(130)
Difference of rate applicable to each country		205	217		
International Tax Reform - Pillar Two	(22(e))	(45)			
Other permanent adjustments		58	56	(14)	20
Effect of IR and CSL on results of operations		**681**	**98**	**642**	**228**
Current IR and CSL expense		(141)	(205)	(1)	
Deferred IR and CSL expense		822	303	643	228
Total		**681**	**98**	**642**	**228**
Effective rate		**32.9%**	**68.2%**	**32.3%**	**527.3%**

All amounts in million Reais, except as otherwise stated

(b) Deferred income tax and social contribution

	Consolidated		Parent company	
Asset	**Mar/24**	**Dec/23**	**Mar/24**	**Dec/23**
Tax losses (IR) and negative base (CSL)	4,223	3,885	2,485	2,078
Exchange variations	2,684	2,069	2,684	2,069
Temporary adjustments	3,869	3,922	3,215	3,420
Lease	1,550	1,626	946	1,115
Tax credits	781	781	781	781
Other	104	150	102	127
	13,211	**12,433**	**10,213**	**9,590**
Liability				
Amortization of goodwill	716	721	716	716
Tax depreciation	4,206	4,056	1,290	1,263
PIS/COFINS credit - exclusion of ICMS from the calculation basis	190	189	190	189
Temporary adjustments	793	751		
Right of use of assets	1,511	1,593	881	1,062
Present value adjustment and amortized cost	152	194	350	358
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	141	115	141	150
Other	12	48	3	6
	7,721	**7,667**	**3,571**	**3,744**

(c) Offset for the purpose of presentation in the consolidated statement of financial position

			Mar/24			Dec/23
	Deferred tax assets	**Deferred tax liabilities**	**Balance**	**Deferred tax assets**	**Deferred tax liabilities**	**Balance**
Braskem	10,213	(3,571)	6,642	9,590	(3,744)	5,846
Braskem Argentina		(6)	(6)		(6)	(6)
Braskem America	338	(1,404)	(1,066)	390	(1,364)	(974)
Braskem Alemanha	25	(15)	10	24	(15)	9
Braskem Green		(6)	(6)			
Braskem Holanda	123		123	91	12	103
Braskem Idesa	1,793	(2,501)	(708)	1,840	(2,531)	(691)
Braskem Mexico Serviços	65	(1)	64	59		59
Braskem Mexico	459	(72)	387	333		333
B&TC	4	(11)	(7)	4	(8)	(4)
BTS	119	(131)	(12)			
Cetrel				34	(4)	30
DAC				25	(2)	23
Terminal Quimica	33		33	13		13
Voqen	8		8		(2)	(2)
Wise	31	(3)	28	30	(3)	27
	13,211	**(7,721)**	**5,490**	**12,433**	**(7,667)**	**4,766**
Deferred tax assets			7,290			6,443
Deferred tax liabilities			(1,800)			(1,677)
Balance			**5,490**			**4,766**

All amounts in million Reais, except as otherwise stated

(d) Realization of deferred tax assets

In the period ended March 31, 2024, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount.

(e) International Tax Reform – Pillar two

The Company is within the scope of the International Tax Reform – Pillar two model rules and operates in Netherlands and Germany, which have already effective new legislation, from January 1, 2024, however, the Company only recorded additional income taxes in the Netherlands, where its effective rate is less than 15%.

No other jurisdiction in which the Company has operations has enacted the new legislation and, furthermore, the effective rate in these regions is greater than 15%. Therefore, the Company does not expect any additional impact on its financial statements.

The Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate and assessed the new disclosures required about Pillar Two exposures.

21 Sundry provisions

	Consolidated		Parent company	
	Mar/24	Dec/23	Mar/24	Dec/23
Leniency agreement (a)	702	1,016	702	1,016
Provision for environmental damages	862	928	862	887
Provision for customers rebates	117	161	84	93
Other	131	120	98	88
Total	**1,812**	**2,225**	**1,746**	**2,084**
Current liabilities	1,113	1,282	1,078	1,197
Non-current liabilities	699	943	668	887
Total	**1,812**	**2,225**	**1,746**	**2,084**

All amounts in million Reais, except as otherwise stated

(a) Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement, and no additional payments by the Company are expected.

Since 2016, The Company has already paid R$405 distributed as show below:

Agreements signed with:	AGU FCG and MPF	DoJ	OAG	MPF	SEC	Total
Amounts paid	877.763	296.591	407.300	1.282.464	206.460	3.070.578

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company's integrity program, and also presented the closing of the monitorship.

The fourth installment of the agreement remains suspended, awaiting approval from competent authorities about the registered warrants acquired from third parties for payment. The balance payable under the Leniency Agreement, on March 31, 2024, is R$702 under current liabilities.

All amounts in million Reais, except as otherwise stated

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss

		Consolidated		Parent company	
		Mar/24	Dec/23	Mar/24	Dec/23
Labor claims		185	186	184	183
Tax claims					
IR and CSL		51	51	51	51
PIS and Cofins		246	241	246	241
ICMS	(a)	20	366	20	366
Other tax claims		19	19	19	16
		336	**677**	**336**	**674**
Corporate claims		114	111	114	111
Civil claims and other		125	121	126	121
		760	**1,095**	**760**	**1,089**

(a) In February 2024, the São Paulo State Prosecution Office ("PGE") published Resolution 6/24 that rules the "São Paulo State Agreement," a program created with the enactment of State Law 17.843 allowing the regularization of ICMS debits with discounts on interest, fines and lawyers' fees. In March 2024, PGE accepted the Company's request to include two lawsuits, reducing the total contingency amount from R$ 349 to R$ 66 million and authorizing the payment in 120 monthly installments, from April 2024 to March 2034. On March 31, 2024, this amount is presented under Taxes payable (R$ 10 under current liabilities and R$ 56 under non-current liabilities).

22.2 Contingent liabilities

		Consolidated	
	Note	Mar/24	Dec/23
Tax claims		26,372	26,216
Civil claims - Alagoas	23.1	8,997	8,821
Civil claims - Other		786	740
Social security claims		832	824
Environmental claims	(a)	788	689
Labor claims		488	513
Other lawsuits		357	424
Total		**38,620**	**38,227**

(a) Includes R$ 76 (2023: R$ 73) relating to environmental claims from Alagoas (23.1).

All amounts in million Reais, except as otherwise stated

23 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, Alagoas state, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. On May 9, 2019, the salt mining operation was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of stability of salt cavities. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i) Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 23.1 (i);

ii) Agreement with the Labor Prosecution Office in Alagoas (MPT-AL) on February 14, 2020, in the amount of R$40 for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers in the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the ratification of the agreement by the courts, the Public-Interest Civil Action (Reparation for Workers) was extinguished;

iii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation ("ACP Socio-Environmental Reparation") and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor

All amounts in million Reais, except as otherwise stated

the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 23.1 (iii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;

iv) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area ("Flexal Agreement"), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and

v) Global Agreement with the Municipality of Maceió ("Global Agreement") ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

		Parent company Consolidated
	Mar/24	Dec/23
Balance at the beginning of the year	**5,240**	**6,627**
Provisions (*)	56	2,307
Payments and reclassifications (**)	(437)	(3,826)
Realization of present value adjusment	39	132
Total	**4,898**	**5,240**
Current liability	2,602	2,759
Non-current liability	2,296	2,481
Total	**4,898**	**5,240**

(*) Includes: inflation adjustment of R$19 (2023: R$ 114) reported under Financial expenses.

(**) Of this amount, R$249 (2023: R$2,686) refers to payments made and R$188 (2023: R$1,140) was reclassified to Other liabilities, which totals a balance of R$1,160 (2023: R$ 1,158) referring to accounts payable for the Geological event – Alagoas.

All amounts in million Reais, except as otherwise stated

The total amounts recorded from the beginning of actions related the geological event until the period ending March 31, 2024, are segregated into the following action fronts:

				Parent company
				Consolidated
	Accumulated provision	Payments and reclassifications	Realization of present value adjusment	Provision balance
Action fronts				
a. Support for relocating and compensating	5,711	(4,553)	109	1,267
b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters	3,855	(2,511)	161	1,505
c. Social and urban measures	1,715	(604)	145	1,256
d. Additional measures	4,227	(3,448) (*)	91	870
Total	**15,508**	**(11,116)**	**506**	**4,898**

(*) Includes the Global Agreement with the Municipality of Maceió.

a. **Support for relocating and compensating**: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$1,267 (2023: R$1,353) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. **Actions for closing and monitoring the salt cavities, environmental actions and other technical matters**: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. On December 10, 2023, after atypical microseismic activity, cavity 18 collapsed. Technical information available so far indicates that the direct impacts from this event are restricted to the location of this cavity, within the protection area, which has been vacant since April 2020. The event at cavity 18 led to the preventive suspension of activities in the protection and surrounding areas, which resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

The closure plan of 35 mining areas currently considers the following:

i) 13 cavities are recommended to be filled with sand, of which, 5 have been already filled, one of which will require an additional volume of sand due to the accommodation process. There are 2 in process of being filled. The 6 other cavities, that previously would be monitored by sonar, will be filled with sand as a definitive solution, a measure that has the agreement of the ANM technical group and is in the planning phase;

All amounts in million Reais, except as otherwise stated

ii) 6 cavities do not require additional measures, of which 5 were already filled naturally and one cavity (cavity 18) is being evaluated, with indications that sand filling will not be necessary;

iii) 16 cavities must be closed by buffering, a technique that consists of promoting pressurization of the cavity, and for 9 of them the pressurization was confirmed. In the other 7, actions are in progress to check pressure, and eventual additional measures may be necessary.

In summary, the main activities of the closure plan to be completed, based on the information available so far, are the sand filling of 8 cavities and pressurization confirmation actions for 7 cavities. The closure plan is currently under review to incorporate additional measures after the events that occurred in December 2023.

All of the Company's actions are based on technical studies prepared by specialists contracted, whose recommendations are presented to competent authorities and follow the execution timeframe agreed under the closure plan, which is public and regularly revaluated with ANM. The plan to close mining areas is being revised to incorporate additional measures after the events occurred in December 2023.

The provisioned balance amount of R$1,505 (2023: R$1,583) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region's stability.

Regarding environmental actions, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, this environmental plan was approved, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also agreed was that the environmental diagnosis will be updated in December 2025.

As one of the results of the event in cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company was engaged to identify potential impacts caused by the collapse of said cavity. In the initial assessments performed, no alteration in quality of the lake water has been identified.

c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. On June 30, 2022, the Company has filed with the MPF the report of social diagnosis and the respective social action plan, which will be used as base to define the measures to be adopted. To date, 47 actions have already been validated with signatory authorities. The balance of the provision is R$1,256 (2023: R$1,369).

d. **Additional measures**: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to

communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$870 (2023: R$935).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, detailed in item 23.1 (i), and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored mainly using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

On December 13, 2023, the Senate set up a Parliamentary Investigative Committee ("CPI") regarding the geological event in Alagoas. There are also administrative procedures related to the geological event in Alagoas in progress with the Federal Audit Court ("TCU") and the Securities and Exchange Commission ("CVM"). The Company has been monitoring the matters and their developments.

The Federal Police of Alagoas has been conducting an investigation under secrecy for approximately four years. In December 2023, a search and seizure of documents was carried out under this investigation, so-called "Lágrimas de Sal" Operation. In this sense, the Company informs that it has always been at the disposal of authorities and has been providing all information related to salt mining over the course of the investigation.
The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State,

All amounts in million Reais, except as otherwise stated

Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the claim for the geological event in Alagoas.

23.1 Contingent liabilities – Geological event Alagoas

The contingent liabilities whose loss is assessed as possible by the Company's Management, based on its evaluation and that of its external legal advisors, related the geological event in Alagoas, are disclosed as follows:

	Parent company	
	Consolidated	
	Mar/24	Dec/23
Civil claims - Alagoas	8,997	8,821
Environmental claims - Alagoas	76	73
Total (*)	**9,073**	**8,894**

(*) Comprise the lawsuits detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region.

In the context of this event, the following main lawsuits were filed against the Company:

(i) Public-Interest Civil Action ("ACP") filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender's Office – Reparation for Residents

In June 2019, the Company became aware of the Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into by Braskem and the Alagoas State Prosecutors' Office ("MPE"), the Alagoas State Public Defenders' Office ("DPE"), the Federal Prosecutors' Office ("MPF") and the Federal Public Defenders' Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to

All amounts in million Reais, except as otherwise stated

include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company ("Studies") on the potential impact of the geological event on the surface of the region. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account, of which R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment, with minimum working capital of R$100, whose transactions will be verified by an external audit company. On March 31, 2024, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$134 under current assets (2023: R$115). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond, currently in the amount of R$525 (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action (ACP) filed by the Federal Prosecution Office (MPF), Federal Public Defender's Office (DPU) and Alagoas State Prosecution Office (MPE/AL): Reparation for Residents – Map Version 5

On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the MPF, DPU and MPE/AL against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions.

On November 30, 2023, the judge rendered a decision granting the injunctive relief based on evidence of the plaintiffs. Against this decision, Braskem proposed suspension of the preliminary injunction and filed an interlocutory appeal. On January 22, 2024, the decision rendered in the interlocutory appeal determined "the immediate suspension of the provisory execution determined by the trial court", which was sustained by the full court until the final and unappealable decision of the interlocutory appeal.

On March 31, 2024, the adjusted amount of this action is R$1.04 billion (2023: R$1.01 billion).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

All amounts in million Reais, except as otherwise stated

(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

In April 2020, the Company became aware of the Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the Brazilian Development Bank ("BNDES"), formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1.28 billion for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021, the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

All amounts in million Reais, except as otherwise stated

On July 21, 2023, the 3rd Federal Court of Maceió ratified the full adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS), also ratifying adherence in connection with the Instrument of Partial Adhesion on Urban Mobility.

(iv) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office: Request for Indemnification for Additional Collective Pain and Suffering

In March 2024, the Company became aware of the Public-Interest Civil Action filed by the Public Defender's Office (DPE) which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering.

DPE argues that: (i) the payment of the Socio-environmental Agreement would not cover future damages; (ii) the transfer of ownership of the area covered by the PCF to Braskem would violate constitutional principles; (iii) the damage caused should be fairly compensated; (iv) collective existential damages should be compensated; and (v) Braskem should be judged for "illicit profit," to be calculated.

Based on these allegations, it requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. On April 12, 2024, these preliminary claims were rejected by the court.

In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for material damages; (ii) condemning Braskem, as compensation for existential damages, for the loss of all properties that are the subject of the PCF; (iii) condemning Braskem for "illicit profit," with the loss of properties that are the subject of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice.

The amount of the action filed by DPE is R$150.

The Management, based on the opinion of external legal advisors, classifies the likelihood of loss in this action as possible.

(v) Public-Interest Civil Action filed by the Federal Public Defender's Office: Refusal of insurance within the scope of Housing Financial System ("SFH")

In November 2021, the Company became aware of the Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to

All amounts in million Reais, except as otherwise stated

sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed appeal against the decision, which is pending.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(vi) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office – Review of terms of the Flexal Agreement

In March 2023, the Company became aware of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through of this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On March 31, 2024, the amount of this action is R$2 billion (2023: R$1.95 billion).

On January 19, 2024, a decision was rendered, still subject to appeals by the parties, judging partially valid the requests made by the DPE to:

(i) deny the request for annulment of the clauses of Flexal Agreement, stating, however, that the settlement described in the agreement must be interpreted as settlement until the date of execution of the agreement, and does not cover property damages related to real estates and their depreciation;

(ii) deny the request for payment of collective pain and suffering;

(iii) grant the payment for pain and suffering while the effects of social isolation persist. The judgment validated the parameters of the program provided in the Flexal Agreement, however it understood that the amounts paid in the program correspond to the period between October 2020 and the date the Flexal Agreement was entered into, therefore payments must continue until the effective requalification of the Flexais region;

All amounts in million Reais, except as otherwise stated

(iv) grant the request for indemnity for property damages resulting from the real estate depreciation to be estimated during the phase of fulfillment of the judgment;

(v) determine the development of the case to adjudicate the request for relocation of residents, among others.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(vii) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas ("FEPEAL") and National Confederation of Fishermen and Aquaculturists ("CNPA"): Fishermen Reparation

In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the "Associations") against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, and also publishing a material fact notice to the shareholders. These requests were rejected by the Courts.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award.

On March 31, 2024, the plaintiffs' claims amount to R$1.98 billion, and the Management, based on the opinion of its external legal advisors, classifies the likelihood of loss in the amount of R$1.65 billion as possible (2023: R$1.61 billion) and the amount of R$330 (2023: R$321) as remote.

(viii) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas ("FEPEAL"): Fishermen Financial Assistance

On December 13, 2023, the Company became aware of the ACP, with request for advance relief, filed by FEPEAL, which requested the payment of an emergency financial assistance to the fishermen who work in Mundaú Lagoon, in the monthly amount of R$1,946.75, while the prohibition imposed by Administrative Rule 77/ Port Authority of Alagoas ("CPAL") of navigating in part of the Lagoon remains.

As a result of negotiations between the parties to the ACP and other institutions, which began in December 2023, to reach an agreement on the matter, on February 7, 2024, an Agreement was entered into between Braskem, FEPEAL, CNPA and DPU, for the payment of indemnification to fishermen and shellfish collectors temporarily affected by the restriction of traffic of boats in the Mundaú Lake, in an area defined by the Port Authority of Alagoas for safety reasons. The agreement envisages the payment by Braskem of an amount equivalent to three minimum wages to up to 1,870 professionals registered with the Ministry of Fishing and Agriculture ("MPA") who can provide evidence of their work in the region. The ratification decision ended the Public-Interest Civil Action, extinguishing the case after examining the merits.

All amounts in million Reais, except as otherwise stated

(ix) Action against the Violation of a Constitutional Fundamental Right (ADPF) filed by the Alagoas State Governor

On December 18, 2023, the Company was informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed by the Alagoas State Governor before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties.

On December 18, 2023, Braskem presented a statement applying for the denial of the ADPF continuance. On January 10, 2024, the judge rapporteur determined the testimony of Braskem, Municipality of Maceió /AL, State of Alagoas Prosecution Office, Alagoas State Defender's Office and Federal Public Defender's Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government. On March 15, 2024, Braskem presented its statement.

The case has no amount attributed to it. The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(x) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by CBTU, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On March 31, 2024, the inflation-adjusted amount of this lawsuit was R$1.47 billion (2023: R$1.46 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period, and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until July 2024.

Braskem's Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(xi) Action for Damages: Pinheiro District Property

In June 2019, the Company became aware of the action for damages filed by Construtora Humberto Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor's image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. As of March 31, 2024, the amount of this action is R$0.6 million (2023: R$0.5).

All amounts in million Reais, except as otherwise stated

(xii) Indemnity Claim: State of Alagoas

In March 2023, the Company became aware of the indemnity claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On March 31, 2024, the amount of this action is R$1.49 billion (2023: R$1.42 billion). The Company pledged performance bond for this lawsuit in the amount of R$1.4 billion.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(xiii) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On March 31, 2024, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1.45 billion (2023: R$1.42 billion), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the other individual lawsuits, in the total amount mentioned above, as possible.

(xiv) Administrative Proceeding: Tax Assessment Notice issued by the Environment Institute of Alagoas State ("IMA")

On December 4, 2023, the Environment Institute of Alagoas State issued a fine to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the tax assessment notice was filed for bis in idem. The original tax assessment notice of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.

On March 31, 2024, the amount of this proceeding was R$73 (2023: R$70).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

All amounts in million Reais, except as otherwise stated

24 Equity

24.1 Capital

On March 31, 2024, the Company's subscribed and paid up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

										Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			64,969,326	18.83			64,969,326	8.15
Other		12,907,077	2.86	125,146,802	36.26	478,790	100.00	138,532,669	17.38
Total		**451,668,652**	**100.00**	**345,060,365**	**100.00**	**478,790**	**100.00**	**797,207,807**	**100.00**
Treasury shares				27				27	
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

24.2 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the period ended March 31, 2024, no shares were delivered.

All amounts in million Reais, except as otherwise stated

25 Earnings per share

The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings per share.

	Mar/24		Mar/23
	Basic and diluted	Basic	Diluted
(Loss) profit for the period attributed to Company's shareholders	(1,345)	184	184
Distribution of priority dividends attributable to:			
Preferred shares class "A"		184	184
		184	184
Reconciliation of income available for distribution, by class (numerator):			
Common shares	(762)		
Preferred shares class "A"	(582)	184	184
Preferred shares class "B"	(1)		
	(1,345)	184	184
Weighted average number of shares, by class (denominator):			
Common shares	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	345,060,365	344,394,984	345,060,392
Preferred shares class "B"	478,790	478,790	478,790
	797,207,807	796,542,426	797,207,834
(Loss) profit per share (in R$)			
Common shares	(1.6876)		
Preferred shares class "A"	(1.6876)	0.5348	0.5338
Preferred shares class "B"	(1.6876)	0.5347	0.6057

All amounts in million Reais, except as otherwise stated

26 Net revenues

	Consolidated		Parent company	
	Mar/24	Mar/23	Mar/24	Mar/23
Sales revenue				
Domestic market	13,244	14,157	13,027	14,056
Foreign market	7,674	8,232	1,973	2,443
	20,918	22,389	15,000	16,499
Sales and services deductions				
Taxes				
Domestic market	(2,928)	(2,843)	(2,906)	(2,822)
Foreign market	(13)	(8)		
Sales returns				
Domestic market	(40)	(43)	(37)	(43)
Foreign market	(17)	(50)	(3)	(3)
	(2,998)	(2,943)	(2,946)	(2,867)
Net sales and services revenue	**17,920**	**19,446**	**12,054**	**13,632**

All amounts in million Reais, except as otherwise stated

27 Expenses by nature and function

	Consolidated		Parent company	
	Mar/24	Mar/23	Mar/24	Mar/23
Classification by nature:				
Raw materials other inputs	(13,547)	(15,203)	(10,140)	(11,760)
Personnel expenses	(990)	(956)	(602)	(586)
Outsourced services	(674)	(769)	(522)	(505)
Depreciation and amortization	(1,229)	(1,230)	(801)	(851)
Freights	(1,014)	(990)	(340)	(432)
Idle industrial plants	(76)	(103)	(45)	(94)
Alagoas geological event (Note 23)	(38)	(103)	(38)	(103)
Other income	141	872	127	844
Other expenses	(529)	(481)	(219)	(349)
Total	**(17,956)**	**(18,963)**	**(12,580)**	**(13,836)**
Classification by function:				
Cost of products sold	(16,709)	(18,461)	(11,872)	(13,702)
Selling and distribution	(460)	(477)	(242)	(281)
Loss for impairment of trade accounts receivable and others from clients	(43)	(13)	(43)	(17)
General and administrative	(652)	(616)	(413)	(440)
Research and development	(106)	(94)	(44)	(46)
Other income (i)	141	872	127	844
Other expenses	(127)	(174)	(93)	(194)
Total	**(17,956)**	**(18,963)**	**(12,580)**	**(13,836)**

(i) In 2023, refers mainly to settlement of claim agreement signed with insurance companies.

All amounts in million Reais, except as otherwise stated

28 Financial results

	Consolidated		Parent company	
	Mar/24	Mar/23	Mar/24	Mar/23
Financial income				
Interest income	358	308	296	187
Inflation indexation income on tax assets	4	5	5	5
Other	65	48	34	42
	427	**361**	**335**	**234**
Financial expenses				
Interest expenses	(1,060)	(994)	(1,122)	(933)
Discounts granted		(4)		(4)
Loans transaction costs - amortization	(48)	(64)	(5)	(5)
Adjustment to present value - appropriation	(216)	(130)	(231)	(163)
Interest expense on leases	(65)	(58)	(49)	(38)
Other	3	(82)	86	(21)
	(1,386)	**(1,332)**	**(1,321)**	**(1,164)**
Derivatives and exchange rate variations, net				
On financial assets	116	(408)	171	(62)
On financial liabilities	(1,165)	1,149	(1,233)	301
Gain on derivatives	31	124		
Losses on derivatives	(53)	(246)	(56)	(97)
	(1,071)	**619**	**(1,118)**	**142**
Total	**(2,030)**	**(352)**	**(2,104)**	**(788)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Mar/24	Dec/23	Variation	Mar/24	Mar/23	Variation
U.S. dollar - Brazilizan real	4.9962	4.8413	3.20%	4.9515	5.1963	-4.71%
Euro - Brazilizan real	5.3979	5.3516	0.87%	5.4096	5.5764	-2.99%
Mexican peso - Brazilizan real	0.3008	0.2856	5.32%	0.2915	0.2784	4.72%
U.S. dollar - Mexican peso	16.6229	16.9596	-1.99%	16.9957	18.6807	-9.02%
U.S. dollar - Euro	0.9256	0.9046	2.31%	0.9210	0.9326	-1.24%

All amounts in million Reais, except as otherwise stated

29 Segment information

							Mar/24
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	12,742	(11,851)	891	(448)		59	502
USA and Europe	4,876	(4,401)	475	(194)		(28)	253
Mexico	1,135	(1,062)	73	(109)		(7)	(43)
Total	18,753	(17,314)	1,439	(751)		24	712
Other segments	244	(147)	97	(45)	(5)	12	59
Corporate unit				(496)		(19)	(515)
Braskem consolidated before eliminations and reclassifications	18,997	(17,461)	1,536	(1,292)	(5)	17	256
Eliminations and reclassifications	(1,077)	752	(325)	31		(3)	(297)
Total	17,920	(16,709)	1,211	(1,261)	(5)	14	(41)

							Mar/23
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	13,847	(13,367)	480	(460)		590	610
USA and Europe	4,644	(4,050)	594	(195)		26	424
Mexico	1,217	(1,202)	16	(75)		(1)	(61)
Total	19,708	(18,619)	1,090	(730)		615	973
Other segments	176	(136)	40	54	13	6	113
Corporate unit				(524)		87	(437)
Braskem consolidated before eliminations and reclassifications	19,884	(18,755)	1,130	(1,200)	13	708	649
Eliminations and reclassifications	(438)	294	(145)			(10)	(153)
Total	19,446	(18,461)	985	(1,200)	13	698	496

30 Contractual obligations

The Company has long-term commitments for the purchase of feedstock. As of March 31, 2024, these obligations amounted to R$8,289 (2023: R$8,616) and are expected to be settled by 2044.

31 Subsequent events

As a result of the extreme weather event that hit the state of Rio Grande do Sul in recent days, the process of scheduled shutdown of the plants located in the Petrochemical complex South – Rio Grande do Sul was safely completed. The Company will resume its operations gradually, after the normalization of weather conditions. Teams are working to mitigate the effects related to the climate event. Braskem reinforces its commitment to safety and implementing actions to support its associates, partners and the local community.